

Mail Stop 3561

November 5, 2009

Via Fax & U.S. Mail

Mr. Christian Mancillas, President
Rosca, Inc.
1286 University Ave. #708
San Diego, CA 92103

> **Re:** **Rosca, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 333-144287**

Dear Mr. Mancillas:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief